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                                                                  EXHIBIT (a)(3)

                              PENNACO ENERGY, INC.
                          1050 17TH STREET, SUITE 700
                             DENVER, COLORADO 80265

                                                                 January 8, 2001

Dear Pennaco Energy, Inc. Stockholder:

     I am pleased to report that on December 22, 2000, Pennaco Energy, Inc. ("Pennaco" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Marathon Oil Company ("Marathon") and Marathon Oil Acquisition 1, Ltd. (the "Purchaser"). The Merger Agreement provides for the acquisition of all outstanding shares of common stock, par value $.001 per share, of the Company (the "Common Stock"), together with the associated common share purchase rights (collectively, the "Shares"), by the Purchaser at a price of $19.00 per Share, net to the seller in cash, without interest. Under the terms of the proposed transaction, the Purchaser has commenced a tender offer (the "Offer") for all of the outstanding Shares at $19.00 per Share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, February 5, 2001, unless otherwise extended.

     Following the successful completion of the Offer and upon approval by a stockholder vote, if required, the Purchaser will be merged with and into the Company (the "Merger"), and all Shares not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to the amount paid per Share pursuant to the Offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, each as filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion, dated December 22, 2000, from Lehman Brothers Inc., the Company's financial advisor, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $19.00 per Share cash consideration to be received in the Offer and the Merger by the Company's stockholders was fair, from a financial point of view, to such holders. A copy of this opinion is attached to the Schedule 14D-9 and should be read carefully in its entirety for the assumptions made, matters considered and limitations in the review undertaken by Lehman Brothers Inc. in rendering its opinion.

     Also accompanying this letter is a copy of the Offer to Purchase and related materials of the Purchaser, including a Letter of Transmittal for use in tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions for tendering your Shares.

     WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

     The management and directors of the Company thank you for the support you have given the Company.

                                            Sincerely,

                                            PENNACO ENERGY, INC.

                         LOGO               Paul M. Rady
                                            Chairman of the Board,
                                            President and Chief Executive
                                            Officer